Exhibit 99.3

Investor Presentation Nasdaq: PBM November 2024

2 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature This presentation (“Presentation”) is being issued by Psyence Biomedical Ltd . (the “Company” or “ Psyence ”) for information purposes only . The content of this Presentation has not been approved by any securities regulatory authority . Reliance on this Presentation for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested . This Presentation is not an admission document, prospectus or an advertisement and is being provided for information purposes only and does not constitute or form part of, and should not be construed as, an offer or invitation to sell or any solicitation of any offer to purchase or subscribe for any securities of the Company in Canada, the United States or any other jurisdiction . Neither this Presentation, nor any part of it nor anything contained or referred to in it, nor the fact of its distribution, should form the basis of or be relied on in connection with or act as an inducement in relation to a decision to purchase or subscribe for or enter into any contract or make any other commitment whatsoever in relation to any securities of the Company . No representation or warranty, express or implied, is given by or on behalf of the Company, its directors, officers and advisors or any other person as to the accuracy, sufficiency or completeness of the information or opinions contained in this Presentation and no liability whatsoever is accepted by the Company, its directors, officers or advisors or any other person for any loss howsoever arising, directly or indirectly, from any use of such information or opinions or otherwise arising in connection therewith . No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise . The information contained herein does not purport to be all - inclusive . Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice . Neither this Presentation nor its delivery to any Recipient shall constitute an offer to sell, invitation or other solicitation of an offer to buy any securities pursuant to the Proposed Investment or otherwise, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . No offer shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Only the express provisions of any agreement, if and when it is executed, shall have any legal effect in connection with the Proposed Transaction or the Proposed Investment between the parties thereto . This Presentation is not intended to form the basis of any investment decision . All information herein speaks only as of (1) the date of this Presentation, in the case of information about Psyence , or (2) the date of such information, in the case of information from persons other than Psyence . Forward - Looking Statements This Presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, regulatory approvals, products and services ; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning . Forward - looking statements in this Presentation include statements regarding the future success of the Company to deliver its product candidate to patients . These forward - looking statements are based on a number of assumptions, including the assumptions that Psyence will obtain all such regulatory and other approvals as may be required to pursue its clinical trials on the product candidate referred to in this Presentation, the results of such clinical trials will be positive, and the Company will be able to commercialize its natural psilocybin drug candidate, PEX 010 ( 25 mg), or similar drug candidate, as referred to in this Presentation . There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, among others : demand for the Company’s securities being less than anticipated ; fluctuations in the price of the Company’s common shares ; risks associated with obtaining the necessary regulatory approvals ; and risks associated with conducting the necessary clinical trials referred to in this Presentation . You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No . 333 282904 ) filed with the Securities and Exchange Commission on November 12 , 2024 and other documents filed by the Company from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . There can be no assurance that the data contained herein is reflective of future performance to any degree . You are cautioned not to place undue reliance on forward - looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control . Forward - looking statements speak only as of the date they are made, and Psyence and its respective affiliates disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of developments occurring after the date of this communication . Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part . Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results . Psyence does not make any medical, treatment or health benefit claims about the Psyence’s product candidates . The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research . There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition . Vigorous scientific research and clinical trials are needed . Psyence has not completed clinical trials for the use of its product candidates . Any references to quality, consistency, efficacy, and safety of product candidates do not imply that Psyence verified such in clinical trials or that Psyence will complete such trials . If Psyence cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Psyence’s performance and operations . Forward Looking Statements

3 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Industry and Market Data This Presentation has been prepared by Psyence and includes market data and other statistical information from third - party sources . Although Psyence believes these third - party sources are reliable as of their respective dates, neither Psyence , nor any of its affiliates has independently verified the accuracy or completeness of this information . Some data are also based on Psyence’s good faith estimates, which are derived from both internal sources and the third - party sources described above . None of Psyence , its affiliates, or its advisors, directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information . None of Psyence , its affiliates, or advisors, directors, officers, employees, members, partners, shareholders or agents or the providers of any such third - party information or any other person are responsible for any errors or omissions therein (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content . Psyence and its affiliates, advisors, directors, officers, employees, members, partners, shareholders and agents expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein . Psyence currently has no registered, psilocybin - containing, commercial products and no products as depicted by Psyence are available for sale . Any renderings, depictions and graphic materials of such products contained in this presentation are conceptual only and are for the convenience of reference . These images should not be relied upon as representations, express or implied, of the final detail of the products . Psyence expressly reserves the right to make modifications, revisions, and changes it deems desirable in its sole and absolute discretion . Forward Looking Statements

4 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature We are a clinical - stage biotechnology company and have incurred significant losses since our inception . We anticipate that we will incur significant losses for the foreseeable future . Psyence has a limited operating history and expects a number of factors to cause its operating results to fluctuate on an annual basis, which may make it difficult to predict the future performance of Psyence . Psyence has never generated revenue and may never be profitable . Psyence will require substantial additional funding to achieve its business goals, and if it is unable to obtain this funding when needed and on acceptable terms, it could be forced to delay, limit or terminate its product development efforts . We depend on our current key personnel and our ability to attract and retain employees . The psychedelic therapy and biotechnology industries are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships . Acquisitions or other consolidating transactions could harm Psyence in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing Psyence to expend greater resources to meet new or additional competitive threats, all of which could harm Psyence’s operating results . Current and future preclinical and clinical studies will be conducted outside the United States, and the FDA may not accept data from such studies to support any NDAs submitted after completing the applicable developmental and regulatory prerequisites (absent an IND) . There is a high rate of failure for product candidates proceeding through clinical trials . Because the results of preclinical studies and earlier clinical trials are not necessarily predictive of future results, Psyence may not have favorable results in its planned and future clinical trials . Negative results from clinical trials or studies of others and adverse safety events involving Psyence’s psychedelic analogs could have a material adverse effect on Psyence’s business . Costs associated with compliance with numerous laws and regulations could impact our financial results . In addition, we could become subject to increased enforcement and/or litigation risks associated with the psychedelic therapeutics industry . We are dependent on licensed intellectual property . If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved . If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business . Our prospective products will be subject to the various federal and state laws and regulations relating to health and safety and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business . If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected . Clinical trials are expensive, time - consuming, uncertain and susceptible to change, delay or termination . The results of clinical trials are open to differing interpretations . Psyence may be subject to federal, state and foreign healthcare laws and regulations and implementation of or changes to such healthcare laws and regulations could adversely affect Psyence’s business and results of operations . Psyence may voluntarily suspend or terminate a clinical trial if at any time its believes that any of its product candidates presents an unacceptable risk to participants, if preliminary data demonstrates that the product candidate is unlikely to receive regulatory approval or unlikely to be successfully commercialized, or if sufficient funds to proceed to the next phases of clinical trials are not raised . The psychedelic therapy industry and market are relatively new, and this industry and market may not continue to exist or grow as anticipated . Negative public opinion and perception of the psychedelic industry could adversely impact Psyence’s ability to operate and Psyence’s growth strategy . The expansion of the use of psychedelics in the medical industry may require new clinical research into effective medical therapies . The psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data . Psyence may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position . If third parties claim that intellectual property owned or used by Psyence infringes upon their intellectual property, Psyence’s operating profits could be adversely affected . If Psyence is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its products could be significantly diminished . If we fail to meet applicable listing requirements, Nasdaq may delist our securities from trading, in which case the liquidity and market price of our securities could decline . The market price and trading volume of our securities may be volatile and could decline significantly . You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No . 333 282904 ) filed with the Securities and Exchange Commission on November 12 , 2024 and other documents filed by the Company from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . There can be no assurance that the data contained herein is reflective of future performance to any degree . You are cautioned not to place undue reliance on forward - looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control . Forward - looking statements speak only as of the date they are made, and Psyence and its respective affiliates disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of developments occurring after the date of this communication . Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part . Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results . Risk Factors Relating to Psyence’s Business

5 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature MISSION To develop nature derived, psilocybin - based therapeutics to address the unmet mental health needs of palliative care and addiction

# Company Highlights

- Phase IIb program, 25mg psilocybin in conjunction with proprietary psychotherapy, being evaluated for Adjustment Disorder in cancer in the Palliative Care context
- Leveraging benefits of nature-derived psilocybin, including potential synergistic effects of similar acting molecules not present in synthetic psilocybin*
- Near-term value-driving catalysts, including first patient randomized in Phase IIb trial in Australia (anticipated in Q4 2024)
- Potential regulatory market and data exclusivity as a New Medicinal Entity (NME)
- Acquisition of PsyLabs stake provides vertical integration to support development of second indication, Alcohol Use Disorder
- Seasoned leadership team and Board with significant expertise in successful drug development

* https://www.nature.com/articles/s41380-024-02477-w

7 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Projected Upcoming Milestones Phase III Phase II Phase I Pre - clinical First patient enrolled – Q4’24 Top line data – 2025 Adjustment Disorder Initiate Phase IIb pending additional funding Alcohol Use Disorder/ Substance Use Disorder Evaluation of pre - clinical data – H2’24 Undisclosed CNS indication Psilocybin 25mg Development Programs 2 nd Study under evaluation Protocol in Development Phase IIb

8 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Psychedelics Research is Gaining Acceptance and Momentum

9 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Accelerating Psychedelics M&A and Growing Institutional Investor Interest

10 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Differentiated FDA Pathway Differentiated FDA Pathway with benefits as defined by the Botanical Drug Guidance (2016): Combination of multiple active compounds Secondary compounds are part of the API Contrast to conventional single compound API Intellectual property Intellectual property advantages: Process patents for extraction, purification and standardization Very difficult to genericize More similarity to biologics than to small molecules Shorter Clinical Development Shorter track through Clinical Development: Large body of existing evidence of usage and safety can replace usually required preclinical studies Historical pharmacological and pharmacodynamic studies on active compound can alleviate need for phase 1 studies Efficacy and Consumer Preference Entourage effect of multiple active compounds may improve efficacy and tolerability Naturally sourced active compounds appeal to patient preferences Advantages of the Development of Botanical Drugs

11 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Psyence has licensed proprietary, patent - protected methods of extraction and standardization that may preserve the benefits of nature derived psilocybin with consistent potency ideally suited for therapeutic uses. Nature - Derived Psilocybin vs. Synthetic Psilocybin Nature Derived Contain secondary alkaloids which may contribute to the therapeutic benefit Long history of safe human consumption Proprietary extraction and standardization ensures consistency of dose Synthetic Are typically highly purified, single - molecule compounds Emerging safety/tolerability data Standardized dosing vs

12 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature • A recent paper published in Molecular Psychiatry details results of a preclinical study comparing the biological effects of nature derived psilocybin versus synthetic. • Findings suggest that nature derived psilocybin has a more potent and prolonged effect on neuroplasticity than synthetic. • Neuroplasticity is increasingly recognized as the gold standard by which the efficacy of psychedelic medicines can be measured • This evidence - based and independent finding further validates the Psyence approach to development of nature derived Psilocybin. Nature Derived Psilocybin May Be Demonstrably More Therapeutic than Synthetic

13 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature *Source: https://www.nia.nih.gov/health/hospice - and - palliative - care/what - are - palliative - care - and - hospice - care Palliative Care is*: • Specialized medical care for people living with a life limiting illness, such as cancer or heart failure. • Patients in Palliative Care may continue to receive treatment as well as care intended to manage their symptoms. • Palliative Care is meant to enhance a person's current care by focusing on quality of life for them, their families and their caregivers. • Cancer patients receiving Palliative Care used significantly less healthcare resources, including emergency department visits, hospital admissions & inpatient days** Palliative Care is NOT End - of - Life (Hospice) Care In Palliative Care, a person does not have to give up treatment that might cure a serious illness. Palliative Care can be provided along with curative treatment and may begin at the time of diagnosis Palliative Care can drive significant savings for payors while improving quality of life for patients ** https://doi.org/10.1038/s41598 - 022 - 23928 - w * https://www.nia.nih.gov/health/hospice - and - palliative - care/what - are - palliative - care - and - hospice - care

14 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Adjustment Disorder

15 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature *Source: https://www.nia.nih.gov/health/hospice - and - palliative - care/what - are - palliative - care - and - hospice - care Adjustment Disorder ( AjD ) 1. https://www.tandfonline.com/doi/full/10.1080/15622975.2018.1449967?src=recsys 2. Evans SC, Reed GM, Roberts MC, Esparza P, Watts AD, Ritchie PLJ, Maj M, Saxena S. 2013. Psychologists’ perspectives on the di agnostic classification of mental disorders: results from the WHO - IUpsyS Global Survey. Int J Psychol. 48:177 – 193. 3. Reed GM, Correia JM, Esparza P, Saxena S, Maj M. 2011. The WPA - WHO global survey of psychiatrists’ attitudes towards mental disorders classification. World Psychiatry. 10:118 – 131 4. From the Company’s commissioned market research performed by Insight Ace Analytic in Sept. 2022 A global survey of psychiatrists by the WHO revealed 1 : • AjD plays an enormous role in healthcare utilization • AjD ranked 7 th among 44 psychiatric categories 2 they managed at least once a week in their practice • A second global survey of clinical psychiatrists ranked AjD at #9 2 • It ranked higher than alcohol use disorder, at #8 3 • Results were largely consistent across the 44 countries on six continents included in the survey According to Psyence Biomed’s proprietary market research, 2.25 million people (US and EU) with a life limiting cancer diagnosis experience distress each year 4

# The Global Palliative Care Market is Large with a Robust Projected CAGR



Other Disease
$14.7B*
Cancer
$8.6B*

Projected Global Palliative Care Market $23.3B with 9.1% CAGR (2032)*

Cancer = ~37% of Total PC Market

*Source: https://www.globenewswire.com/news-release/2024/10/15/2963268/0/en/Palliative-Care-Market-Projected-to-Reach-USD-23-34-Billion-by-2032-Growing-at-a-9-06-CAGR-SNS-Insider.html

Psyence Biomedical Ltd

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17 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Source: https://www.who.int/news - room/fact - sheets/detail/palliative - care 34% of patients requiring palliative care – 19.3 million people – have received a serious cancer diagnosis According to the WHO, “The global need for palliative care will continue to grow as a result of the ageing of populations…” Only 14% of patients who require palliative care currently receive it WHO Study: Worldwide, 56.8 Million People Require Palliative Care 21.9 19.3 5.9 3.2 2 3.9 Patients Requiring Palliative Care, Globally (millions) Cancer Cardiovascular Disease

# Patient Safety and Efficacy Enhanced by Psilocybin-Assisted Psychotherapy (PAP)

Introduction to therapist and process

Intention setting

Psychedelic session with therapist for 6-8 hours

Integration session

Integration session 2

Ongoing psychotherapy or repeat psychedelic depending on response or relapse

**Psilocybin Assisted Psychotherapy (usually 6-8 weeks in total)**

The current standard of care in most uses of psychedelic medicines for the treatment of psychiatric indications includes the provision of a supportive therapeutic context before, during, and after drug administration.*

Psyence intends to focus on the psychological distress of palliative care, an important but often ignored and/or poorly treated area. Developing our own unique PAP module to be delivered in Palliative Care

*Brennan W and Belser AB (2022), Models of Psychedelic-Assisted Psychotherapy: A Contemporary Assessment and an Introduction to EMBARK, a Transdiagnostic, Trans-Drug Model. Front. Psychol. 13:866018. doi: 10.3389/fpsyg.2022.866018

Psyence Biomedical Ltd

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19 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Prior Proof - of - Concept Studies Provide Strong Rationale for Upcoming Phase IIb At the 6 - month follow - up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. At the 6.5 - month follow - up, psilocybin was associated with enduring anxiolytic and antidepressant effects – 60 - 80% of participants continued with clinically significant reductions in depression and anxiety

# PEX010: Australia Clinical Trial Phase IIb

Psyence's clinical trial program is focused on assessing the safety and efficacy of psilocybin-assisted psychotherapy for the treatment of Adjustment Disorder* due to a life-limiting cancer diagnosis versus psychotherapy alone in the Palliative Care context.

## Overview

**Trial Leads**
Dr. Arul Sivanesan

**Locations(s)**
Vitalis Research, Melbourne, EMPAX Clinic, Perth and possibly two more sites.

**CRO**
Ingenu (www.ingenucro.com).

**Stage**
Phase IIb (Expected to enroll Q4 2024)

## Product and Protocol

**The study protocol has been approved** by the Ethics Board (HREC) using Psyence licensed product

**FDA response to Pre-IND request received**

**Sample size: 87** patients in three dosage arms – 1mg, 10mg and 25mg.

**Primary endpoint:** HAM-A score at ten weeks

## Projected Milestones

| Q1 2024 | Q4 2024 | 2025 |
|---|---|---|
| HREC ethics final approval **received** | HREC ethics final approval of **major amendment** received Oct. 24<br><br>Estimated timing of first patient randomised | Estimated top line study results |
| **Countries/Sites locations:** | **Target Enrollment:** | **Drug Product / imp:** |
| **Australia** (Melbourne) | **87** | **PEX010** Botanical Psilocybin |

Psyence Biomedical Ltd

*Adjustment disorder is under ICD-11 and it's a maladaptive reaction to an identifiable psychosocial stressor or multiple stressors that usually emerges within a month of the stressor.

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# PEX010: Phase IIb Trial Design

**Study Design:**

A randomized, double-blind, low-dose comparator-controlled Phase IIb study to investigate the efficacy and safety of psilocybin-assisted psychotherapy (PAP) with 25mg, 10mg and 1mg (low-dose comparator) of PEX010.

**Key Inclusion Criteria:**

- A total of 87 subjects, aged 18-80 years
- Confirmed diagnosis of Adjustment Disorder due to incurable cancer diagnosis
- Deemed to be physically capable of undergoing a psychedelic encounter and likely to have a minimum life expectancy of one year

**Endpoint:**

Comparison between treatment groups in the change from baseline in the Hamilton Anxiety Rating Scale (HAM-A) total score at Week 10 after a single PAP cycle.



Cohort 1
25mg PEX010
29 subjects
Cohort 2
10mg PEX010
29 subjects
Cohort 3
1mg PEX010
29 subjects
Screening
Day -28 to Day -2
PAP cycle
(weeks 1 to 10)
Dosing occurs on Day 14
Assessment at week 10
Long Term Follow Up
(3-month post week 10)
Responders
Non-Responders
Additional PAP cycle
(repeat visits 5-11)
All non-responders will be offered PAP with 25mg PEX010
Long Term Follow Up
(3 months post week 10 of second PAP cycle)

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22 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature FDA Pre - IND Feedback Received HREC approved Phase IIb study in Adjustment Disorder ( announced March 6 ) Two trial sites selected Last patient Last visit for primary endpoint Top Line Results Planned End of Phase II/Type C meeting with FDA FDA IND for PhIII registrational trials 6 8 2 5 7 Anticipated Developmental Pathway to Approval 1 Q2 2023 H2 2025 H1 2026 Q1 2024 Q3 2024 1 Based on currently anticipated study recruitment rate Q4 2024 First patient Randomised 4

23 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Alcohol Use Disorder (AUD) and Other Substance Use Disorders (SUDs)

24 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature AUD and Other SUDs: A Significant Burden to Society (US) 1 44.4 million People in the U.S. aged 18 or older had an alcohol or substance use disorder in 2022 21.8 million Alcohol Use Disorder 15.6 million Drug Use Disorder 7.0 million Alcohol & Drug Use Disorders 1 Department of Health and Human Services (HHS), Substance Abuse and Mental Health Services Administration (SAMHSA), 2022 National Survey on Drug Use and Health (NSDUH) , Table 5.1A 2 Source HERE In 2022, there were over 17,000 substance abuse treatment facilities in the U.S. 2

25 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Alcohol is a Leading Risk Factor in the Overall Disease Burden Globally 1 339M 50M 3.4M 80% of adults drink alcohol 2 15% of adults in these countries are “at risk” of AUD 3,4 Only 1% of drinkers seek any form of drug therapy for AUD 5,6 5. Strategies to Implement Alcohol Screening and Brief Intervention in Primary Care Settings: A Structured Literature Review. Wi lliams EC et al. Psychol Addict Behav . 2011;25(2):206 - 214. 6. https://psychedelicalpha.com/wp - content/uploads/2022/08/Morgan - Stanley - Psychedelics.pdf 7. . Medical Treatment of Alcohol Dependence: A Systematic Review. Int J Psychiatry Med. Published online January 19, 2012. 1. WHO. Global status report on alcohol and health. 2 . Alcoholchange.org.uk 3. Global Alcohol Report. World Health Organization. 2018. 4. Alcohol Use Disorders. Carvalho, A.F., et al., 394: 781 - 792. Lancet. 2019 Alcohol abuse and dependence have the widest treatment gap among all mental health disorders Drug treatment efficacy is “quite modest with poor compliance” 7

26 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Prior Academic Studies Provide Strong Scientific Rationale for Continued Development of Psilocybin for SUDs 2022 2022 2023

# A Vertically Integrated Psychedelic Biopharma Company

PsyLabs

**Strategic investment** in PsyLabs transformed Psyence Biomed into a **vertically integrated** developer of psilocybin-based therapeutics

Worldwide **exclusive licensing agreement** with PsyLabs creates consistent supply of nature-derived (non-synthetic) psilocybin for Psyence Biomed's AUD clinical trial



*PsyLabs develops and produces **GMP-compliant, pharmaceutical-grade** natural psychedelics for applications in mental health and well-being*

*PsyLabs is **federally licensed** to produce psilocybin, DMT, Ibogaine and Mescaline for research, clinical trials and commercial production*

*PsyLabs' fully operational, on-site lab is **ISO22000 certified** and audited by the British Standards Institution*





Psyence Biomedical Ltd

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28 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Our intellectual property strategy is built around the following objectives: Ensuring that we have freedom to operate (free of infringing third party patents) to pursue our commercial objectives in our key markets • We conduct ongoing patent freedom to operate studies and watching searches Establishing barriers to entry (patents and regulatory) around our key intellectual property assets • Ensuring that we own the rights arising from our drug product development work and clinical trials • Filing and prosecuting to grant patent applications on key novel and innovative features of our drug product development work and clinical trials • Establishing data and market exclusivity (to the greatest extent possible) arising from a successful clinical trial Psyence’s Intellectual Property within Drug development

# Psyence Biomed Represents a Value Driven Opportunity Versus Peer Companies (1)

| Company | Ticker | Market Cap | Business Descriptions |
|---|---|---|---|
| GH Research PLC | NasdaqGM: **GHRS** | **$422m** | GH Research PLC, a clinical-stage biopharmaceutical company, engages in developing various therapies to treat psychiatric and neurological disorders. The company develops 5-Methoxy-N,N-Dimethyltryptamine (5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression (TRD). Its lead program is GH001, an inhalable mebufotenin product candidate that has completed two Phase 1 clinical trials and Phase 1/2 clinical trial in patients with TRD. |
| COMPASS Pathways plc | NasdaqGS: **CMPS** | **$319m** | COMPASS Pathways plc operates as a mental health care company primarily in the United Kingdom and the United States. It develops COMP360, a psilocybin therapy that is in Phase III clinical trials for the treatment of treatment resistant depression; and is in Phase II clinical trials for the treatment of post-traumatic stress disorder and anorexia nervosa. |
| Atai Life Sciences N.V. | NasdaqGM: **ATAI** | **$186m** | ATAI Life Sciences N.V. develops various therapeutics to treat depression, anxiety, addiction, and other mental health disorders. Its principal clinical programs include RL-007, a pro-cognitive neuromodulator for cognitive impairment associated with schizophrenia; GRX-917, a deuterated etifoxine for anxiety disorders; VLS-01 a N,N-Dimethyltryptamine for treatment resistant depression (TRD); DMX-1002, an oral formulation of ibogaine, a cholinergic, glutamatergic and monoaminergic receptor modulator that is a naturally occurring psychedelic product isolated from a West African shrub for the treatment of opioid use disorders (OUD); and EMP-01, an oral formulation of an MDMA derivative being developed for the treatment of post-traumatic stress disorder. |
| MindMed | NasdaqGS: **MNMD** | **$495m** | MindMed is a clinical-stage biopharmaceutical company developing novel product candidates to treat brain health disorders. Our mission is to be the global leader in the development and delivery of treatments that unlock new opportunities to improve patient outcomes. We are developing a pipeline of innovative product candidates, with and without acute perceptual effects, targeting neurotransmitter pathways that play key roles in brain health disorders. |
| Bright Minds Biosciences | NasdaqCM: **DRUG** | **$339m** | Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives. |
| Cybin Inc. | NYSEAM: **CYBN** | **$202m** | Cybin Inc., a clinical-stage biopharmaceutical company, focuses on developing psychedelic-based therapeutics. The company's development pipeline includes CYB003, a deuterated psilocybin analog, which is in Phase 1/2a clinical trial to treat major depressive and alcohol use disorders; CYB004, a deuterated dimethyltryptamine, which is in Phase 1 clinical trial for treating generalized anxiety disorders; and CYB005, a phenethylamine derivative, which in preclinical stage to treat neuroinflammation. |

*Source: S&P CapitalIQ, Company Filings*
*1. Market data valuations reflective as of the close on 11/1/2024, the valuations listed on this slide reflect valuations of certain companies operating in a similar field as Psyence. Please note that such valuations are for informational purposes only and do not purport to reflect the real, assumed or potential valuation of the combined company. The should not be relied upon in making an investment decision with respect to the potential purchase of the combined company's securities and all individuals should refer to the disclaimers and the summary of risks related to these valuations on slides 3 and 27*

Psyence Biomedical Ltd

Psyence Biomedical Ltd. / **Healing Minds** with Science. **Changing Lives** with Nature 29

30 Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature Synthetic Nature derived Psilocybin Other psychedelics Ayahuasca, Ibogaine Significant Unexplored White Space Exists in the Area of Nature Derived Psilocybin MDMA, Ketamine, LSD Psilocybin Psilocybin

# Psyence Biomedical Ltd Management Team

## Proven Track Record in Innovation with Extensive Pharma Development Experience



**Dr. Neil Maresky**

CEO

Trained MD in Emergency Medicine and Family Practice
VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer
25+ years of experience leading Research and Development for Big Pharma

Wyeth



**Jody Aufrichtig**

Executive Chairman

Chartered Accountant (ex EY) with 25 years private equity experience

Corporate governance and listed company experience

Ex Canopy Growth CEO Africa

Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries

Founded 19 companies over 25 years

Awarded Entrepreneur of the year 2023

EY



**Warwick Corden-Lloyd**

Chief Financial Officer

Chartered Accountant and Certified Project Manager with over 20 years of experience in the UK, the USA, and South Africa

Experienced in IPOs, capital raises, M&A, regulatory, compliance and corporate governance

Former Head of Financial Accounting at Capitec Bank

Former Senior Financial Manager at Bank of New York Mellon

pwc BNY MELLON



**Dr. Clive Ward-Able**

Medical Director

Pharmacist and physician with >30 years of international pharmaceutical experience in R&D and Commercialization of over 16 product launches

Experience at the executive level in global and affiliate roles for large pharmaceutical and biotechnology companies as well as smaller start-ups

AMGEN Roche ACTELION



**Taryn Vos**

General Counsel

Corporate and commercial attorney (associate (M&A) at Cliffe Dekker Hofmeyr Inc).

Formerly Head of Legal (AMEA) for Solar Capital (Pty) Ltd and Business Development (Legal) for Phelan Energy Group Ltd

Former Head of Legal for Canopy Growth Africa, then a subsidiary of Canopy Growth Corp

Phelan CDH



**Mary-Elizabeth Gifford**

Chief of Global Impact

Chair of the Global Wellness Institute's Psychedelics & Healing Initiative

Joined Psyence from the DC nonprofit, The Center for Mind-Body Medicine

Co-author of the Nature vs. Synthetic Psilocybin chapter in the recent Springer Nature textbook on therapeutic mushrooms

Regularly publishes on palliative psilocybin policy issues

GLOBAL WELLNESS INSTITUTE Mind-Body Medicine

Psyence Biomedical Ltd

Note: company logos indicate prior experience

Psyence Biomedical Ltd. / Healing Minds with Science. Changing Lives with Nature 31

# Psyence Biomed Board of Directors

## Proven Track Record in Innovation with Extensive Operating Experience



**Dr. Neil Maresky**
CEO

- Trained MD in Emergency Medicine and Family Practice
- VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer
- 25+ years of experience leading Research and Development for Big Pharma



**Jody Aufrichtig**
Executive Chairman

- Chartered Accountant (ex EY) with 25 years private equity experience
- Corporate governance and listed company experience
- Ex Canopy Growth CEO Africa
- Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries
- Founded 19 companies over 25 years
- Awarded Entrepreneur of the year 2023



**Marc Balkin**
Board Member

- Partner, DiGame
- Former Partner, Hasso Plattner Ventures
- Served on investment committees of Enablis, First National Bank Vumela FutureMaker, Alithea IDF
- Newcourt Board Member



**Christopher Bull**
Board Member

- Internationally top-rated Patent and Technology Lawyer
- Investor in several successful start-up businesses (Pharma, biotech, chemical processing)
- Former Chairman of Venture Capital Fund and International IP firm



**Dr. Seth Feuerstein, MD, JD**
Board Member

- Yale School of Medicine
- Lecturer in Psychiatry
- Faculty Advisor Innovation and Entrepreneurship
- Assistant Clinical Professor of Psychiatry

Note: company logos indicate prior experience

Psyence Biomedical Ltd

Psyence Biomedical Ltd. / Healing Minds with Science. Changing Lives with Nature 32

# Company Highlights

- Phase IIb program, 25mg psilocybin in conjunction with proprietary psychotherapy, being evaluated for Adjustment Disorder in cancer in the Palliative Care context
- Leveraging benefits of nature-derived psilocybin, including potential synergistic effects of similar acting molecules not present in synthetic psilocybin*
- Near-term value-driving catalysts, including first patient randomized in Phase IIb trial in Australia (anticipated in Q4 2024)
- Potential regulatory market and data exclusivity as a New Medicinal Entity (NME)
- Acquisition of PsyLabs stake provides vertical integration to support development of second indication, Alcohol Use Disorder
- Seasoned leadership team and Board with significant expertise in successful drug development

* https://www.nature.com/articles/s41380-024-02477-w